                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO/A

                                 (Rule 14-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                         Sylvan Learning Systems, Inc.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   871399101
                     (CUSIP Number of Class of Securities)

                               Douglas L. Becker
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         SYLVAN LEARNING SYSTEMS, INC.
                             1000 LANCASTER STREET
                           BALTIMORE, MARYLAND 21202
                                 (410) 843-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                            Richard C. Tilghman, Jr.
                       PIPER MARBURY RUDNICK & WOLFE LLP
                               6225 SMITH AVENUE
                         BALTIMORE, MARYLAND 21209-3600
                                 (410) 580-3000

                           CALCULATION OF FILING FEE

         Transaction Valuation*                 Amount of Filing Fee**
              $166,250,000                           33,250.00

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 9,500,000 shares of common stock at the maximum tender offer price of $17.50 per share.

**   Previously paid.
 [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:     $33,250.00       Filing party:   Sylvan Learning Systems
     Form or Registration No.:   Schedule TO      Date Filed:     March 21, 2000

 [ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ] third-party tender offer subject     [ ] going private transaction
     to Rule 14d-1                            subject to Rule 13e-3
 [x] issuer tender offer subject to       [ ] amendment to Schedule 13D under
     Rule 13e-4                               Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [x]

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer by Sylvan Learning Systems, Inc., a Maryland corporation, to purchase shares of its common stock, $0.01 par value per share. Sylvan offered to purchase up to 7,500,000 shares, or such lesser number of shares as are properly tendered and not withdrawn, at a price not in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest. Sylvan's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2000 and in the related Letter of Transmittal, which, as amended on April 18, 2000, together constitute the offer. All shares tendered and purchased include the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement dated as of December 18, 1999 between Sylvan and First Union National Bank, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights. This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  TERMS OF THE TRANSACTION

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The tender offer expired at 12:00 Midnight, Eastern time, on May 1, 2000. Sylvan accepted for payment a total of 8,432,308 shares of Sylvan common stock at a purchase price of $15.25 per share.

Item 11. ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

     On May 9, 2000, Sylvan issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(5)(ix) to this Amendment No. 3 to the Schedule TO and is incorporated herein by reference.

Item 12. EXHIBITS

     (a)(5)(ix) Press Release dated May 9, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 10, 2000                          SYLVAN LEARNING SYSTEMS, INC.


                                             By: /s/ Robert W. Zentz
                                                 ---------------------------
                                                 Name:  Robert W. Zentz
                                                 Title: Vice President and
                                                        General Counsel

                                 EXHIBIT INDEX

EXHIBIT NUMBER     DESCRIPTION
  (a)(1)(i)        Offer to Purchase.*

  (a)(1)(ii)       Letter of Transmittal.*

  (a)(1)(iii)      Notice of Guaranteed Delivery.*

  (a)(1)(iv)       Letter to participants in Sylvan's 401(k) Retirement Savings Plan from
                   Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan, dated
                   March 21, 2000.*

  (a)(1)(v)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                   Nominees.*

  (a)(1)(vi)       Letter to Participants in Sylvan's 401(k) Retirement Savings Plan.*

  (a)(1)(vii)      Letter to Participants in Sylvan's Employee Stock Purchase Plan.*

  (a)(2)           Not applicable.

  (a)(3)           Not applicable.

  (a)(4)           Not applicable.

  (a)(5)(i)        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.*

  (a)(5)(ii)       Guidelines for Certification of Taxpayer Identification Number on
                   Substitute Form W-9.*

  (a)(5)(iii)      Summary Advertisement dated March 21, 2000.*

  (a)(5)(iv)       Press Release dated March 21, 2000.*

  (a)(5)(v)        Letter to shareholders from Douglas L. Becker, Chairman and Chief
                   Executive Officer of Sylvan, dated March 21, 2000.*

  (a)(5)(vi)       Press Release dated April 18, 2000.**

  (a)(5)(vii)      Press Release dated May 2, 2000.***

  (a)(5)(viii)     Press Release dated May 2, 2000.***

  (a)(5)(ix)       Press Release dated May 9, 2000

  (b)              Not applicable.

  (d)              Not applicable.

  (g)              Not applicable.

  (h)              Not applicable.

__________________
*  Previously filed on Schedule TO
** Previously filed on Amendment No. 1 to Schedule TO
***Previously filed on Amendment No. 2 to Schedule TO